SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32660; 812-14717

Series Portfolios Trust and Highmore Group Advisors, LLC

May 24, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for

an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain

disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items

22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange

Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure

Requirements"). The requested exemption would permit an investment adviser to hire and

replace certain subadvisers without shareholder approval and grant relief from the Disclosure

Requirements as they relate to fees paid to the subadvisers.

Applicants: Series Portfolios Trust (the "Trust"), a Delaware statutory trust registered under the

Act as an open-end management investment company, and Highmore Group Advisors, LLC (the

"Initial Adviser"), a New York limited liability company registered as an investment adviser

under the Investment Advisers Act of 1940 (collectively with the Trust, the "Applicants").

Filing Dates: The application was filed on November 28, 2016 and amended on April 18, 2017

and May 11, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on June 19, 2017, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Alia M. Vasquez, Esq., Series Portfolios Trust, 615 East Michigan Street, Milwaukee, WI 53202; Dr. Brian M. Altenburg, Highmore Group Advisors, LLC, 120 Fifth Avenue, 6th Floor, New York, NY 10011.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Robert H. Shapiro, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   The Adviser will serve as the investment adviser to the Funds pursuant to an investment advisory agreement with the Trust (the "Advisory Agreement").[1] The Adviser will

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[1]   Applicants request relief with respect to any existing or future series of the Trust or any other registered open-end management company that: (a) is advised by the Initial Adviser, or any person controlling, controlled by or under common control with the Initial Adviser or its successor (each, an "Adviser"); (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (any such series, a "Fund" and collectively, the

provide the Funds with continuous and comprehensive investment management services, subject

to the supervision of, and policies established by, each Fund's board of trustees ("Board"). The

Advisory Agreement permits the Adviser, subject to the approval of the Board, to delegate to one

or more subadvisers (each, a "Subadviser" and collectively, the "Subadvisers") the responsibility

to provide the day-to-day portfolio investment management of each Fund, subject to the

supervision and direction of the Adviser. The primary responsibility for managing the Funds

will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee

the Subadvisers, including determining whether a Subadviser should be terminated, at all times

subject to the authority of the Board.

2.   Applicants request an exemption to permit the Adviser, subject to Board approval,

to hire certain Subadvisers pursuant to subadvisory agreements and materially amend existing

subadvisory agreements without obtaining the shareholder approval required under section 15(a)

of the Act and rule 18f-2 under the Act.[2] Applicants also seek an exemption from the Disclosure

Requirements to permit a Fund to disclose (as both a dollar amount and a percentage of the

Fund's net assets): (a) the aggregate fees paid to the Adviser and any Affiliated Subadviser; and

(b) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers. For any Fund that

employs an Affiliated Subadviser, the Fund will provide separate disclosure of any fees paid to

the Affiliated Subadviser.

3.   Applicants agree that any order granting the requested relief will be subject to the

terms and conditions stated in the application. Such terms and conditions provide for, among

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"Funds"). For purposes of the requested order, "successor" is limited to an entity that results from a
reorganization into another jurisdiction or a change in the type of business organization.

[2]   The requested relief will not extend to any subadviser that is an affiliated person, as defined in section
2(a)(3) of the Act, of the Trust, a Fund, or the Adviser, other than solely by reason of serving as a
Subadviser to one or more of the Funds, or as an adviser or subadviser to any series of the Trust other
than the Funds ("Affiliated Subadviser").

other safeguards, appropriate disclosure to Fund shareholders and notification about subadvisory changes and enhanced Board oversight to protect the interests of the Funds' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Advisory Agreements will remain subject to shareholder approval while the role of the Subadvisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of subadvisory agreements would impose unnecessary delays and expenses on the Funds. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Subadvisers that are more advantageous for the Funds.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary